SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)

SK REALTY VENTURES, INC.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

                         78440Y109
(CUSIP NUMBER)

Claudio Osorio
Canim, LLC
15 West Star Island Drive
Miami Beach, FL 33139
                         (786) 837-7200

with a copy to:
Joseph Cannella, Esq.
Eaton & Van Winkle LLP
3 Park Avenue, 16th Floor
                         New York, New York 10016
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                         July 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSON: Claudio Osorio I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,000,000*
	9	SOLE DISPOSITIVE: 0
	10	SHARED DISPOSITIVE POWER: 4,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.36%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Owned by Canim, LLC (“Canim”). 100% of the outstanding capital stock of Canim, LLC is owned by the Osorio Family Trust of which Mr. Osorio is the sole trustee. Mr. Osorio is the sole member and manager of Canim, LLC
Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON: Canim, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-9468104
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,000,000*
	9	SOLE DISPOSITIVE: 0
	10	SHARED DISPOSITIVE POWER: 4,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.36%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IND

* Owned by Canim, LLC (“Canim”). Canim Management, Inc. is the sole manager of Canim and Claudio Osorio owns 50% of its outstanding capital stock and is the sole officer.

Page 3 of 8 Pages

Item 1. SECURITY AND ISSUER:

This statement relates to shares of common stock, $.0001 par value (the “Shares”), of SK Realty Ventures, Inc., a Nevada corporation (the “Company”).

The principal offices of the Company are located at 585 Stewart Avenue, Suite 760, Garden City, New York 11530.

Item 2. IDENTITY AND BACKGROUND:

(a.)	This statement is filed by:

(i)	Claudio Osorio, an individual (“Mr. Osorio”).

(ii)
Canim, LLC, a Florida limited liability company (“Canim”), Mr. Osorio is a 50% shareholder and sole officer of Canim Management, Inc. (“CMI”) the manager of Canim and has the sole power to make investment decisions for Canim. Mr. Osorio also owns 51% membership interest in Canim. The remaining 49% is owned as follows: (i) 1% by CMI, (ii) 24% by The Osorio Children 1997 Irrevocable Trust, the beneficiaries of which are Mr. Osorio’s three minor children and (iii) 24% by the Amarilis Moran Osorio 1997 Irrevocable Trust, the beneficiary of which is Mr. Osorio’s wife. Mr. Osorio’s wife also owns 50% of the outstanding common stock of CMI.

The foregoing persons are hereinafter sometimes referred to as the “Reporting Persons”. Each Reporting Person disclaims beneficial ownership of Shares held by each other Reporting Person; except that Mr. Osorio does not disclaim beneficial ownership of Shares attributable to his pro rata ownership of his membership interests in Canim and CMI.

(b.)	The address of the business office of each Reporting Person is:

Mr. Osorio and Canim, LLC: 15 West Star Island Drive Miami Beach, FL 33139.

(c.)	The principal business of each of the Reporting Persons is:

Canim is an entity formed by Mr. Osorio to acquire the Shares.

Mr. Osorio is the Chairman, CEO and majority owner of Inovida Holdings, Inc. which develops new technologies, materials and solutions in the construction industry. He also is the CEO of Miami Worldwide Partners, engaged in numerous business in enterprise software and other industries.

(d.)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 4 of 8 Pages

(e.)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

Canim acquired the Shares with working capital provided by its members from their personal funds.

Item 4. PURPOSE OF TRANSACTION:

The Reporting Persons acquired beneficial ownership of the Shares to which this Schedule 13D relates for investment purposes. On July 27, 2007, Canim acquired 4 million Shares from Richard Miller. Such purchases were effected simultaneously with purchases by SKRV Holdings, LLC and Core Development Holdings Corporation, which are unrelated persons controlled by Eric Sheppard and Phillip Wolman and Engin Yesil, respectively. In connection with these purchases, an aggregate 77.37% of the Company’s common stock was acquired, as described in the 8-K filed by the Company on August 1, 2007 and new officers and directors of the Company were appointed as described in the Form 8-K. The Company will likely engage in acquisitions and other investments in the real estate business to expand its operations. Such transactions may require financing which may in turn result in the issuance of additional debt or equity securities by the Company.

Item 5. INTEREST IN SECURITIES OF THE ISSUER:

The percentages used in this Item 5 are calculated based upon 13,625,240 Shares issued and outstanding as of May 21, 2007 as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2007.

(a.)	The aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons is set forth below:

Reporting Person	Number of Shares Beneficially Owned	Percent of Shares Outstanding as of July 27, 2007
Claudio Osorio	4,000,000	29.36%
Canim, LLC	4,000,000	29.36%

(b.)	(i)	Mr. Osorio has shared power to vote and to dispose of 4,000,000 Shares with Canim. Mr. Osorio is the sole officer of CMI the manager of Canim.

(ii)	Canim has shared power to vote and to dispose of 4,000,000 Shares with Mr. Osorio. Mr. Osorio is the sole officer of CMI, Canim's manager.

Page 5 of 8 Pages

(c.)	Canim acquired the 4,000,000 Shares of common stock owned by Richard Miller on July 27, 2007 for $40,000 and paid outstanding Company liabilities of $73,173.40.

(d.)	Not applicable.

(e.)	Not applicable.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

The information provided in Item 4. of this Schedule 13D in incorporated herein.

Item 7. MATERIAL TO BE FILED AS EXHIBITS:

Exhibit A: Joint Filing Agreement

Exhibit B: Stock Purchase Agreement

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2007

/s/ Claudio Osorio

CANIM, LLC

By:
/s/ Canim Management, Inc., Manager
By: Claudio Osorio, President

Page 7 of 8 Pages

Exhibit A

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1 (k) (1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of amendments to such Schedule, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 6, 2007

/s/ Claudio Osorio

CANIM, LLC

By:	/s/
Canim Management, Inc., Manager
By: Claudio Osorio, President

Page 8 of 8 Pages

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STOCK PURCHASE AGREEMENT

THIS AGREEMENT is made and entered into this 17 day of July, 2007, by and among Richard Miller (the "Seller"), and Core Development Holdings Corporation, a Florida corporation, SKRV Holdings, LLC a Florida limited liability company and Canim, LLC Florida Partnership, a Florida limited liability company (collectively, the "Purchaser").

WHEREAS, Seller is the record owner and holder Ten Million (10,000,000) shares (the "Shares"), constituting a majority of the issued and outstanding shares of the capital stock of SK Realty Ventures, Inc. (the "Company"), a Nevada corporation, which Company has issued and outstanding capital stock of 13,625,240 common shares; and

WHEREAS, the Purchaser desires to purchase said Shares and the Seller desires to sell said Shares, upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the preceding and following mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and the sale of the Shares, it is hereby agreed as follows:

1. PURCHASE AND SALE. Subject to the terms and conditions hereinafter set forth, at the closing of the transaction contemplated hereby, the Seller shall sell, convey, transfer, and deliver to the Purchaser, and the Purchaser shall purchase from the Seller, the Shares in consideration of the purchase price set forth below. The certificates representing the Seller's Shares shall be duly endorsed for transfer or accompanied by appropriate stock transfer powers duly executed in blank, in either case with signatures guaranteed in the customary fashion, and shall have all the necessary documentary transfer tax stamps affixed thereto at the expense of the Seller.

The closing of this Agreement (the "Closing") shall occur on July ____, 2007 (the "Closing Date") at 10:00 a.m. local time at the offices of Cyruli Shanks & Zizmor, LLP, or such other time or location as the parties hereto shall agree. At the Closing, Seller shall obtain the resignation of all of the Company's directors and officers.

2. AMOUNT AND PAYMENT OF PURCHASE PRICE. Subject to the terms and conditions of this Agreement, the total purchase price for the Shares (the "Purchase Price") shall be One Hundred Thousand ($100,000.00) Dollars, payable by certified check or by wire transfer, at the Closing.

C.J.

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3. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby warrants and represents:

a. Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the corporate power and authority to carry on its business as it is now being conducted.

b. Restrictions on Shares.

(i) The Seller is not a party to any agreement, written or oral, creating rights in respect to the Shares in any third person or relating to the voting of the Shares.

(ii) Seller is the lawful owner of the Shares, free and clear of all liens, pledges, charges, claims, encumbrances, security interests, options, mortgages, rights of first refusal or similar restrictions free and clear of all security interests, liens, encumbrances, equities and other charges.

(iii) There are no existing warrants, options, stock purchase agreements, redemption agreements, restrictions of any nature, calls or rights to subscribe of any character relating to the Shares nor are there any securities convertible into the Shares.

(iv) The Shares have been duly authorized, fully paid and are nonassessable, are free from all taxes, liens and charges with respect to the issue thereof.

c. No Conflicts. The execution, delivery and performance of this Agreement by the Seller, and the consummation by the Seller of the transactions contemplated hereby will not (i) result in a violation of the Company's Certificate of Incorporation or the By-laws or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Company or by which any property or asset of the Company is bound or affected. The Company is not in violation of any term of or in default under its Certificate of Incorporation or By-laws or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company. The business of the Company is not being conducted, and shall not be conducted in violation of any material law, ordinance, or regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act of 1933, as amended (the "Securities Act") and any applicable state securities laws, the Company and the Seller are not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of their obligations under or contemplated by this Agreement in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company or the

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Seller are required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Seller is unaware of any facts or circumstances, which might give rise to any of the foregoing.

d. Tax Status. The Company has made and filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

e. Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company. There is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company or the assets of the Company. No event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, cause or provide a bona fide basis for a director or executive officer of the Company to seek indemnification from the Company. In addition, there is no pending or threatened proceeding that has been commenced against the Company and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement.

f. Certain Contracts. Except as set forth in the Company's most recent annual and quarterly filing with the Securities and Exchange Commission ("SEC") or in Schedule 3(f) hereof, the Company is not a party to or bound by any written or oral:

(i) agreement, contract, arrangement or commitment with any present or former employee or consultant for the employment of any person, including any consultant, and there are no offer letters for employment with the Company outstanding as of the date hereof;

(ii) agreement, contract, commitment or arrangement with any labor union or other representative of employees (including any collective bargaining agreement);

(iii) agreement, contract or commitment for the future purchase of, or payment for, supplies or products, or for the performance of services by a third party;

(iv) third party commission, representative, distributorship or sales agency agreement, contract or commitment;

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(v) conditional sale agreement under which the Company is either the seller or the purchaser;

(vi) note, debenture, bond, trust agreement, letter of credit agreement, loan agreement or other contract or commitment for the borrowing or lending of money or agreement or arrangement for a line of credit or guarantee, pledge or undertaking of the indebtedness of any other person;

(vii) license, franchise, distributorship or other agreement which relates in whole or in part to any intellectual property, including, without limitation, any patent, trademark, trade name, service mark or copyright or to any ideas, technical assistance or other know-how of or used by the Company;

(viii) agreement, contract or commitment relating to the disposition or acquisition by the Company after the date of this Agreement of any assets or pursuant to which the Company has any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(ix) agreement, contract, commitment or arrangement with any present or former officer, director or stockholder of the Company, or any affiliate of such officer, director or stockholder, including, without limitation, any agreement providing for the employment of, furnishing of services by, rental of assets from or to, or otherwise requiring payments to, any such officer, director, stockholder or affiliate;

(x) agreement, contract, commitment or arrangement granting any power of attorney with respect to the affairs of the Company;

(xi) agreement, contract, commitment, arrangement or understanding limiting or restraining the Company from engaging or competing in any lines of business or markets or with any person or entity or prohibiting or impairing the use of the intellectual property owned by the Company, the operation of any aspect of its business as previously conducted, currently conducted, or proposed to be conducted, and/or the sale, licensing or other distribution of any of the prior, current or proposed products or services of the Company;

(xii) partnership or joint venture agreement,

(xiii) shareholder agreement or agreement relating to the issuance, voting or transfer of any securities of the Company or the granting of any registrations rights with respect thereto;

(xiv) contract, agreement, understanding or arrangement with any customer, subscriber or vendor of the Company;

(xv) contract, which contains a liquidated damage provision;

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material transactions or been made aware of any transaction or circumstance that has had or could be reasonably expected to have a Material Adverse Effect to the Company.

k. Capitalization. The Company has an authorized capitalization of 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the date hereof, there are 13,625,240 shares of common stock validly issued and outstanding and no shares of preferred stock issued and outstanding. No shares of the Company are held in treasury. As of the date hereof, the Sellers own 10,000,000 shares of the Company common stock. All issued and outstanding shares of the Company are validly issued, fully paid and non-assessable. There are no outstanding or authorized subscriptions, options, warrants, calls, rights, commitments or other agreements of any character which obligate or may obligate the Company to issue any additional shares of any of its capital stock or any securities convertible into or evidencing the right to subscribe for any shares of any such capital stock.

l. OTCBB Listing; SEC Reporting. The Company's common stock is currently cleared for quotation on the Over-The-Counter Bulletin Board ("OTCBB") under the symbol "SKRV". There are no stop orders in effect or contemplated with respect thereto and no facts exist which may give rise there. The Company has filed all reports required to be filed by the Company pursuant to the Securities Act of 1934, as amended. The Company has not been informed, and has no reason to believe, that its common stock will be de-listed or suspended by the NASD. The Company has fully complied will all applicable securities laws and regulations and is not in default of any of its obligations thereunder.

4. REPRESENTATIONS AND WARRANTIES OF SELLER AND PURCHASER. Seller and Purchaser hereby represent and warrant that there has been no act or omission by Seller, Purchaser or the Company which would give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated hereby.

5. INDEMNIFICATION.

a. In consideration of the Purchaser's execution and delivery of this Agreement and acquiring the Shares hereunder, and in addition to all of the Seller's other obligations under this Agreement, the Seller shall defend, protect, indemnify and hold harmless the Purchaser, and each of their officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Purchaser Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Purchaser Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by the Purchaser Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or

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C.D.

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warranty made by the Seller, by the Seller, in this Agreement, or any other certificate, instrument or document contemplated hereby or thereby, or (b) any breach of any covenant, agreement or obligation of the Company or in the case of the Seller, of the Seller, contained in this Agreement, or in any other certificate, instrument or document contemplated hereby or thereby executed by the Seller. To the extent that the foregoing undertaking by the Seller may be unenforceable for any reason, the Seller shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

b. In consideration of the Seller's execution and delivery of this Agreement, and in addition to all of the Purchaser's other obligations under this Agreement, the Purchaser shall defend, protect, indemnify and hold harmless the Seller and each of this officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Seller Indemnitees") from and against any and all Indemnified Liabilities incurred by the Seller Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Purchaser in this Agreement, or in any other instrument or document contemplated hereby or thereby executed by the Purchaser, or (b) any breach of any covenant, agreement or obligation of the Purchaser contained in this Agreement, or any other certificate, instrument or document contemplated hereby or thereby executed by the Purchaser. To the extent that the foregoing undertaking by the Purchaser may be unenforceable for any reason, each shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Unless otherwise provided herein, the representations, warranties and covenants of the parties shall survive for a period of one (1) year from the Closing.

6. BROKERAGE. Each party to this Agreement represents, warrants, and agrees that all negotiations relative to this Agreement have been carried on by him or her, or his or her representative, directly with the other party without the intervention of any person; that no broker brought about this sale on his or her behalf; and that each party will indemnify and hold the other party harmless from any and all claims, suits, and actions for brokerage or other commissions, and from and against all expenses of any character, including reasonable attorneys' fees incurred by the other by reason of any claim by any person or broker claiming to have been engaged by, or on behalf of, the indemnifying party, or with whom the indemnifying party is claimed to have made any agreement for compensation.

7. GENERAL PROVISIONS.

a. Entire Agreement. This Agreement (including the exhibits hereto and any written amendments hereof executed by the parties) constitutes the entire Agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

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b. Sections and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

c. Governing Law. This agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of New York. The parties herein waive trial by jury and agree to submit to the personal jurisdiction and venue of a court of subject matter jurisdiction located in the State of New York. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party's reasonable attorney's fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled.

d. Counterparts. This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, and all such counterparts shall constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto.

SELLER:

By: ______________________ Dated: ______________

PURCHASER:

CORE DEVELOPMENT HOLDINGS CORPORATION

By: ______________________ Dated: ______________
Name:

CANIM LLC FLORIDA PARTNERSHIP

By: ______________________ Dated: 7-17-07
Name: Chiaro Osario

SKRV HOLDINGS, INC. LLC

By: ______________________ Dated: ______________
Name:

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